HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  May 21, 2007

John L. Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Registration Statement on Form S-1
            File No. 333-142565

      This office represents CEL-SCI Corporation (the "Company"). Amendment #1 to the Company's registration statement has been filed with the Commission. In response to the comment received from the Staff by letter dated March 18, 2007,
Item 15 has been amended to disclose the exemption claimed by the Company for the shares sold without registration.

      The amended registration statement also includes the Company's March 31, 2007 financial statements.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.


                                           /s/ William T. Hart
                                           William T. Hart

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